FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Group Strategy Update – Presentation by Nathan Bostock, Country Head UK

Item 1

Helping people and businesses prosper Nathan Bostock Country Head UK

1 Banco Santander, S . A . ("Santander") cautions that this presentation contains statements that constitute “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “ VaR ”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions . These forward - looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, industry, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . Numerous factors, including those reflected in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission of the United States of America (the “Form 20 - F” and the “SEC”, respectively) on March 31 , 2017 and the Periodic Report on Form 6 - K for the six months ended June 30 , 2017 filed with the SEC on October 5 , 2017 (the “Form 6 - K”) – under “Key Information - Risk Factors” - and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) – under “ Factores de Riesgo ” - could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements . Forward - looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date ; such knowledge, information and views may change at any time . Santander does not undertake any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . Note : Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year . Nothing in this presentation should be construed as a profit forecast . The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies . Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries . In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/ 2015 / 1415 es) as well as Non - IFRS measures . The APMs and Non - IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited . These APMs and Non - IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS . Moreover, the way the Santander Group defines and calculates these APMs and Non - IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable . For further details on the APMs and Non - IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4 , 2017 (available on the Web page of the CNMV - www . cnmv . es - and at Banco Santander - www . santander . com), Item 3 A of the Form 20 - F and “Presentation of Financial and Other Information” and “Selected Consolidated Financial Information” in the Form 6 - K . For a discussion of the accounting principles used in translation of foreign currency - denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements on Form 20 - F and to our consolidated financial statements available on the CNMV’s website (www . cnmv . es) and on Banco Santander’s website (www . santander . com) .

2 Contents Key takeaways 4 UK market and outlook 1 Delivering on our strategic targets ahead of plan 2 Positioned to capture further growth opportunities 3

3 UK market and outlook 1

4 2015 2016 2017E 2018E 2.3 1.8 1.6 1.4 The UK macroeconomic outlook is broadly stable but uncertainty remains 2015 2016 2017E 2018E 0.5 0.25 0.25 0.5 GDP (%, annual average) Bank Rate (%, year end) Stable GDP growth Low interest rates Source: HMT consensus (September 2017 ) Unemployment (%, 4Q) Stable labour market 2015 2016 2017E 2018E 5.1 4.8 4.5 4.7 2015 2016 2017E 2018E 0.1 1.2 2.9 2.4 CPI inflation (%, 4Q) Rising inflation

5 2015 2016 2017E 2018E 1.29 1.32 1.37 1.40 2015 2016 2017E 2018E 0.37 0.37 0.38 0.39 £trn Positive retail mortgage loans growth… …and commercial loans positive trend YoY 0.9% 3.2% 2.4% 2.6% £trn YoY 2.8% 3.0% 3.2% 2.8% Source: Bank of England Bankstats (2015 - 2016 data); Oxford Economics (2017 - 2018 data) August’17 UK Banking market is expected to continue to grow

6 Delivering on our strategic targets ahead of plan 2

7 14MM retail active customers …challenging incumbents to increase competition and customer choice Full - service franchise with meaningful scale… Omni - channel Winning market share £200Bn customer loans, # 3 in mortgages £174Bn customer liability, #4 in retail deposits Leading international proposition Innovative, value - added solutions Transparent benefits excellent service (1) Market source: CACI’s CSDB, Stock, Volume data as at December 2013 and June 2017 (2) Market source: Bank of England Bankstats We have a unique position in the UK market… 2013 1H'17 22.1 28.1 Retail current account volumes (MM) Lending to UK companies (£Bn) 2013 1H'17 6.7 8.5 v s. market +1% vs. market +0% +7% x% CAGR +7% x% CAGR 1 2

8 Live the Santander Way through our behaviours Grow customer loyalty and market share Deliver operational and digital excellence People Customers Shareholders Communities Support communities through skills, knowledge and innovation Achieve consistent, growing profitability and a strong balance sheet To be the best retail and commercial bank, earning the lasting loyalty of our… …which allows us to deliver on our 2015 - 18 strategy

9 Building valuable and lasting customer relationships 2015 1H'17 4.6 5.2 2015 1H'17 266 300 Retail SME / Corporate Asset (£Bn) Income (£MM) +12% +5% Deposits per customer (index) Income per customer ( index) +7% 105 100 177 24 26 886 1,052 100 Liability (£Bn) +16% 18 23 ▪ Adaptable to market conditions ▪ Deeper relationships ▪ Improved profiles ▪ Satisfied customers ▪ Reduced attrition +8% (1) Excludes Lite, Mini and student accounts x% CAGR 1|2|3 World customers (MM) Loyal customers (k) CAGR 1 1 x% CAGR

10 Increasingly digital interactions Improving efficiency 2015 2016 1H'17 53% 51% 49% 2015 1H'17 3.9 4.8 +14% Note: Data at 1H’17 Digitalising the bank to improve customer experience and efficiency Digital customers (MM) Cost - to - income ratio x% CAGR >30% sales >40% mortgage retentions >90% touchpoints

11 1,029 11.8% 11.1% 10.6% RoTE (1H) Banking NIM 1.83% 1.91% 1.79% CET1 FL 11.6% 12.1% 11.6% 121% 116% 114% 120% 133% Liquidity coverage ratio (LCR) Loan to deposit ratio (LDR) +8% 1,860 2,004 Growing profitability while continuing to strengthen the balance sheet Fee growth (YoY) +6% +7% - 4% 2015 2016 1H  17 2015 2016 1H  17 Strengthened liquidity and funding Growing profits PBT ( £ MM)

12 Most resilient UK bank Improving credit quality 3,150 3,069 2,718 2016 BoE stress tests (CET1 drawdown, bps) 170 250 280 310 700 880 Peers Maintaining the highest levels of resilience Delinquency % (2016) 0.7% 3.2% 0.6% 3.3% 1.7% 4% Commercial Real Estate exposure Unsecured lending exposure 6% Mortgage avg. stock LTV 43% (1H’17) Peer group: Lloyds , Barclays, RBS, Nationwide, HSBC (stress test only) (1) Source : Moody’s (Problem loans % of gross customer loans ) (2) SAN UK had lowest CET1 drawdown of the banks included in 2016 Bank of England stress test (3) CET1 drawdown is defined as CET1 ratio as at Dec15 less minimum stressed ratio (after the impact of ‘strategic’ management actions an d conversion of AT1 ) (4) Percentage of total customer loans Mortgage stock with LTV >85% 5% 2015 2016 1H  17 NPLs (£ MM) Peers 1 2 3 4 4 - 11%

13 Engaging teams 72% +6pp v s. FS norm 12k 291k people supported students supported Note: Data at 1H'17 (1) Korn Ferry (2016), % favourable responses (2) UK Financial Services norm Supporting communities Doing things The Santander Way Engagement 1 2

14 Positioned to capture further growth opportunities 3

15 Growing retail revenues by… d eveloping high potential segments We are well positioned to capture further growth opportunities i ncreasing customer loyalty A1 B C D Building corporate primacy for increased returns Leveraging digitalisation to deliver excellent customer experience Maintaining best - in - class efficiency A2

16 Growing r etail revenues through increased loyalty… A1 26 28 43 More loyal customers… …enabling deeper relationships Opportunity 1.5x SAN UK SAN Group top loyalty franchises SAN UK (1) Argentina , Chile, Poland and Portugal 12 4 7 16 43 63 100 Primary current a/cs Savings Credit cards Mortgages Insurance UPLs Investments % loyal customers holding products (1H’17) Day to day banking Helping your financing needs Investing for the future Leverage capabilities • Online mortgages • Investment range • Advice capabilities • Self - service + 2015 1H’17 1H’17 Loyal customers (% of active) 1 9 Direct Debits per customer +

17 • Scale challenger with established and robust infrastructure • Customer - centric operating model • Innovative and differentiated propositions Strong momentum for change in SME market We are uniquely placed to capitalise Supporting transparency, switching, capabilities and innovation … A2 …and realising the potential of our business banking franchise Deepening relationships through enhanced capabilities e.g. in asset based products Increasing market share through customer acquisition Opportunity for profitable growth 10 2 Santander Business balance sheet (£Bn, 1H'17) Lending 15% Credit Card 50% Asset finance 10% Market <5% Market share (Business current a/c) 5 - 10% Liability Asset 1 2 % of customers holding asset products Top 4 Banks 83% (1) Source: CMA Retail and Business Banking Investigation 2014 - 2016 (2) Small and medium sized businesses with annual turnover <£6.5MM 1 1 2

18 Primacy • Challenger status • Global reach and international expertise • Local network and unique credit partner model • Event driven approach to finance solutions • Completion of core banking proposition • Asset finance + International proposition Group - wide collaboration (1) International customer vs domestic only B Building corporate primacy to increase returns Flame FX platform Trade Portal Trade Club Trade corridors Alliance partners GCB capabilities Transactional banking , … Differentiation Proximity International Customer 2x products 2.5x income Higher resilience in an economic downturn 1 +

19 Customer - centricity Omni - channel choice Frictionless experience New ways of working Innovation & FinTech • Agile organisation • Increased connectivity • Skills evolution Our customer - centric approach • Full service mobile • New role of branch Collaboration and sharing best practice (e.g. payments) C Delivering excellent customer experiences through digitalisation Transparent and ethical conduct Anticipating customers’ needs End - to - end digital and completely paperless 24/7 availability and immediate delivery Effortless customer recognition Personalisation Simplicity Speed Transparency Value

20 Simplifying and digitalising our organisation and processes Optimising our distribution with leading digital tools Leveraging Group scale through shared capabilities £ 100MM reduction in operational costs while absorbing inflation and investing in growing the business (1) Ongoing costs excluding depreciation and project investment (systems plan, banking reform) D Maintaining best - in - class efficiency 2015 2016 2018E 2.1 2.0 2.0 53% 51% Operational costs (£Bn) Cost - to - income 1

21 Key takeaways 4

22 People Communities Group view Retail loyal customers (MM) SME/Corp. loyal customers (k) Digital customers (MM) Retail customer experience Fee income growth (% YoY) RoTE Cost - to - income ratio CET1 ratio (stat) Non performing loan ratio Dividend pay - out ratio (yearly) Colleague engagement Number of scholarships (vol ) People supported (vol ) Shareholders Customers 2016 3.7 290 4.6 63% +7% 10.6% 51% 11.6% 1.4% 51% 72% 8,000 196,300 1H’17 3.9 300 4.8 62% +6% 11.1% 49% 12.1% 1.2% - 11,600 290,600 - (1) Cumulative from 2016 (2) CAGR 2015 - 2018 We are delivering ahead of plan and with an improved RoTE 2018 4.7 308 6.5 Top 3 5 - 10% Top 3 UK Bank 24,100 600,000 9 - 10% 50 - 52% ~12% <2% 50% 2015 3.7 266 3.9 63% 11.8% 53% 11.6% 1.5% 50% 71% - - - 4% 1 1 2

23 • We are successfully delivering ahead of plan on our commitments , building valuable customer relationships and growing profitability • Maintaining the highest levels of resilience and well positioned to capture further growth opportunities by: – Increasing loyalty and primacy – Improving customer experience – Enhancing efficiency • Our balance sheet quality and risk management ensures we will continue to meet our targets

24 Thank you Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 10, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer